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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                                                Commission File Number 000-25674
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                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K     [ ] Form 11-K    [ ] Form 20-F    [X] Form 10-Q
               [ ] Form N-SAR

          For Period Ended: October 31, 2002

[ ]  Transition Report on Form 10-K         [ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ]  Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

          For the Transition Period Ended:
                                          --------------------------------------

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  SkillSoft Public Limited Company
Former name if applicable:  SmartForce Public Limited Company
Address of principal executive office (Street and number): 107 Northeastern
                                                           Blvd.
City, state and zip code: Nashua, NH 03062

                                     PART II
                             RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

                      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on
              [ ] or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant will be delayed in the filing of its Form 10-Q for the quarterly period ended October 31, 2002 (the "Form 10-Q") because of the need to restate previously issued financial statements for the years 1999, 2000, 2001 and the first two quarters of 2002 (the "SmartForce Historical Financials"), when the Registrant was known as "SmartForce Public Limited Company" ("SmartForce"). As reported in its Current Report on Form 8-K filed with the Securities and Exchange Commission (the "SEC") on November 20, 2002, while preparing the closing balance sheet for SmartForce as at September 6, 2002 (the "SmartForce Closing Balance Sheet"), the date on which the Registrant completed its merger with SkillSoft Corporation, the Registrant identified several accounting issues relating to the SmartForce Historical Financials. The Registrant is restating the SmartForce Historical Financials to accurately prepare the SmartForce Closing Balance Sheet. The SmartForce Closing Balance Sheet is necessary to properly reflect the results of operations of SmartForce in the results of the operations of the Registrant after September 6, 2002, which would be included in the financial statements for the quarter ended October 31, 2002 reported in the Form 10-Q. The Registrant, in association with its independent auditors, is seeking to resolve the restatement process as expeditiously as possible. The Registrant will file the Form 10-Q as soon as practicable after the restatement process is complete.

                                    PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:

            Charles E. Moran, President and Chief Executive Officer,
            603-324-3000

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                    [ ]    Yes      [X]      No

            For the reasons described above in Part III, the Registrant has not filed an Amendment to Current Report on Form 8-K, amending the Company's Current Report on Form 8-K filed with the SEC on September 20, 2002 to include the financial statements required by Item 7(b) thereof.

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                    [ ]    Yes      [X]      No

            If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            For accounting purposes, the merger between SmartForce Public Limited Company and SkillSoft Corporation was accounted for as a reverse acquisition, with SkillSoft Corporation as the accounting acquiror. Because SkillSoft Corporation was the accounting acquiror, the historical financial statements of the Registrant are those of SkillSoft Corporation. Therefore, because the historical financial statements of SkillSoft Corporation are not affected by the restatement of the SmartForce Historical Financials, the restatement of the SmartForce Historical Financials will have no effect on the results of operations from the corresponding period for the last fiscal year to be reported in the Form 10-Q.


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                        SkillSoft Public Limited Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Dated:  December 17, 2002          By:    /s/ Charles E. Moran
                                          --------------------------------------
                                   Name:  Charles E. Moran
                                   Title: President and Chief Executive Officer


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